EXHIBITI 99.1


[VERSATEL LOGO]

                                                                   PRESS RELEASE

       Versatel Announces Cooperation with The Bank of New York regarding
                               ADS Cancellations

         Versatel to be Removed from 'Strafbankje' by Euronext Amsterdam


AMSTERDAM, 3 OCTOBER 2002, VERSATEL TELECOM INTERNATIONAL N.V. announced today that it has reached an agreement with the Bank of New York ("BONY") regarding the surrender of Versatel's American Depositary Shares ("ADS's") for delivery of ordinary shares free of charge for the holders of its ADS's for a two week period following the distribution of shares on the completion of Versatel's financial restructuring. Holders of ADS's wishing to take advantage of this facility will need to give instructions to their custodians. BONY will issue a notice to the holders of Versatel's dollar denominated notes with specific instructions on this issue later this week.

In addition, Euronext Amsterdam announced this week that, as a result of the completion of Versatel's financial restructuring and its return to a significant positive equity position, Versatel will be removed from the so-called "strafbankje" or penalty bench as of October 10, 2002.

Versatel expects that it will make the distributions of cash, ordinary shares and ADS's pursuant to its restructuring plan to the former holders of its high yield and convertible debt securities on or about October 9, 2002. Under Versatel's financial restructuring plan, holders of its U.S. dollar denominated notes will receive ADS's rather than ordinary shares. One ADS represents 12 ordinary shares. Versatel's ADS's are currently traded on the over-the-counter ("OTC") market in the United States. Versatel's ordinary shares are listed on Euronext Amsterdam.

Under the agreement with BONY, from October 10 through October 25, 2002, Versatel and BONY will provide holders of its ADS's the opportunity to surrender their ADS's for delivery of ordinary shares free of charge. After this period, holders of ADS's will have to pay the normal applicable surrender charge of up to $5.00 per 100 ADS's to BONY to surrender their ADS's for delivery of ordinary shares.


                                     - END -

VERSATEL TELECOM INTERNATIONAL N.V. (EURONEXT: VRSA) based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in its target market of the Benelux and northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 81,000 business customers and 1,168 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam under the symbol "VRSA". News and information, including further information regarding Versatel's financial restructuring, are available at http://www.versatel.com.

Note to Editors: The Versatel logo is a registered trademark in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

CONTACTS:

VERSATEL TELECOM INTERNATIONAL N.V.
-----------------------------------

AJ Sauer                                  Anoeska van Leeuwen
Manager, Investor Relations               Director Corporate Communications
  and Corporate Development               Tel:  +31 20 750 1322
Tel: +31 20 750 1231                      E-mail: anoeska.vanleeuwen@versatel.nl
E-mail: aj.sauer@versatel.nl